UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Judie Ng Shortell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center, 5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Telephone: +86-10-5828-6318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
CO

1  Mr. Shaoyun Han beneficially owns 17,294,192 Ordinary Shares, representing (i) 7,206,059 Class B Ordinary Shares held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited, (vi) 415,000 Class A Ordinary Shares held by Mr. Han, and (vii) 733,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of May 3, 2021 (the information relating to these options held by Mr. Han is based on Amendment No. 7 of the Schedule 13D filed by Mr. Han on May 3, 2021 with the Securities and Exchange Commission).  The Reporting Persons (defined in Item 2) may be deemed to be a part of a “group” with (i) Mr. Han, Learningon Limited, Connion Capital Limited, Techedu Limited, and Moocon Education Limited (collectively “Mr. Han and his Related Entities”), (ii) New Oriental Education & Technology Group Inc. which beneficially owns 1,000,000 Class A Ordinary Shares, and (iii) Banyan Enterprises A Limited and Banyan Enterprises Limited (together with Banyan Enterprises A Limited, New Oriental Education & Technology Group Inc. and Mr. Han and his Related Entities, the “Other Rollover Shareholders”), which beneficially own 127,173 Class A Ordinary Shares and 720,644 Class A Ordinary Shares, respectively.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share.  Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.  The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights.  Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.  As discussed in Item 5 of this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares owned by the Other Rollover Shareholders.

2 Based on 48,439,184 Class A Ordinary Shares outstanding as of February 28, 2021, as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 13, 2021 (the “Form 20-F”).  If the percentage ownership of the Reporting Person was to be calculated in relation to the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 12.3%, based on 55,645,243 Ordinary Shares outstanding as of February 28, 2021, as reported in the Form 20-F.  The voting power of the Issuer’s outstanding Ordinary Shares beneficially owned by the Reporting Person represents 5.7% of the voting power of all Class A and Class B Ordinary Shares, based on 48,439,184 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2021, as reported in the Form 20-F.

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Associates China Growth L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
CO

 SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,826,263 Shares
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
6,826,263 Shares
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
6,826,263 Shares
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
6,826,263 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
6,826,263 Shares
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
6,826,263 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ X ][1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%[2]
14	TYPE OF REPORTING PERSON
IN

The following amendment constitutes Amendment No. 4 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on June 22, 2015, as amended by (i) Amendment No. 1, which was filed with the Securities and Exchange Commission on July 23, 2015, (ii) Amendment No. 2, which was filed with the Securities and Exchange Commission on September 8, 2017 and (iii) Amendment No. 3, which was filed with the Securities and Exchange Commission on October 12, 2017 (collectively, the “Original Schedule 13D”).

This Amendment reflects, among other things, (i) the conversion of KKR & Co. L.P., a Delaware limited partnership, into a Delaware corporation named KKR & Co. Inc., which became effective on July 1, 2018, pursuant to which KKR & Co. L.P. contributed all of its interests in two wholly-owned subsidiaries, KKR Group Holdings L.P. and KKR Group Limited, to a newly formed and wholly-owned subsidiary, KKR Group Holdings Corp., and KKR Group Holdings L.P. and KKR Group Limited were liquidated and (ii) the removal of KKR Fund Holdings GP Limited as a Reporting Person on this Schedule 13D as a result of its dissolution and the renaming of KKR Fund Holdings L.P. as KKR Group Partnership L.P. in connection with an internal reorganization that became effective on January 1, 2020 (collectively, the “KKR Reorganizations”).  The KKR Reorganizations did not involve any purchase or sale of securities of the Issuer.

Except as specifically amended by this Amendment, the Original Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have the meanings provided in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

This statement on Schedule 13D (the “Statement”) relates to the shares of Class A Ordinary Shares, par value $0.001 per share (the “Class A Ordinary Shares”) of Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).

The Issuer’s principal executive offices are located at (1) 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, China, People’s Republic of China and (2) 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, People’s Republic of China.

Item 2.	Identity and Background

(a) and (f), (b) and (c) of Item 2 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) and (f)

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by:

(i)	Talent Fortune Investment Limited, a Cayman Islands exempted limited liability company (“Talent”);

(ii)	Talent Fortune Holdings Limited, a Cayman Islands exempted limited liability company (“Talent Holdings”);

(iii)	KKR China Growth Fund L.P., a Cayman Islands exempted limited partnership (“KKR CGF”);

(iv)	KKR Associates China Growth L.P., a Cayman Islands exempted limited partnership (“KKR Associates”);

(v)	KKR China Growth Limited, a Cayman Islands exempted limited company (“KKR China Growth”);

(vi)	KKR Group Partnership L.P, a Cayman Islands exempted limited partnership (“KKR Group Partnership”);

(vii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(viii)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(ix)	KKR Management LLP, a Delaware limited liability partnership (“KKR Management”);

(x)	Henry R. Kravis, a United States citizen; and

(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement dated as of May 3, 2021, a copy of which is attached hereto as Exhibit A.

Talent Holdings is the sole shareholder of Talent.  KKR CGF is the controlling member of Talent Holdings.  KKR Associates is the sole general partner of KKR CGF.  KKR China Growth is the sole general partner of KKR Associates.  KKR Group Partnership is the sole shareholder of KKR China Growth.  KKR Group Holdings is the general partner of KKR Group Partnership.  KKR & Co. is the sole shareholder of KKR Group Holdings.  KKR Management is the Series I preferred stockholder of KKR & Co.  Messrs. Kravis and Roberts are the founding partners of KKR Management.

Robert H. Lewin is the sole director of Talent and Talent Holdings.  Each of Messrs. Lewin, David Sorkin, Kravis and Roberts is a director of KKR China Growth.  Each of Messrs. Joseph Bae, Scott Nuttall, Lewin and Sorkin is a director of KKR Group Holdings.  The executive officers of KKR Group Holdings and KKR & Co. are Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin.  The directors of KKR & Co. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall and Sorkin is a United States citizen.  Mr. Lewin is a Canadian citizen.

(b)	The address of the principal business office of Talent, Talent Holdings, KKR CGF, KKR Associates and KKR China Growth is:

c/o Maple Corporate Services Limited
PO Box 309, Ugland House, Grand Cayman
KY1-1104, Cayman Islands

The address of the business office of KKR Group Partnership, KKR Group Holdings, KKR & Co., KKR Management, and the individuals named in Item 2, other than as noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
Suite 7500
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
Each of KKR Group Partnership, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company.  Talent and Talent Holdings were formed solely for purposes relating to investing in the Issuer.  KKR CGF is principally engaged in the business of investing in other companies.  Each of KKR Associates and KKR China Growth is principally engaged in the business of managing KKR CGF.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.  The present principal occupation of each of the other individuals named in Item 2 is listed in Annex A.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Pursuant to an agreement and plan of merger, dated as of April 30, 2021, (the “Merger Agreement”), among Kidedu Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Kidarena Merger Sub, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the terms and conditions in the Talent Rollover Agreement (as defined below), the 6,826,263 Class A Ordinary Shares directly held by Talent (the “Talent Rollover Shares”) will be cancelled for no consideration at the Closing (as defined in the Merger Agreement), in exchange for newly issued Class A ordinary shares, par value US$0.00001 per share, of Parent at a consideration per share equal to its par value.

The descriptions of the Merger, the Merger Agreement and the Rollover Agreements set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

On April 30, 2021, the Issuer entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent.  At the effective time of the Merger (the “Effective Time”), each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$4.00 per Ordinary Share or US$4.00 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated April 2, 2014, entered into by and among the Issuer, Citibank, N.A. (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares (as defined below), which will be cancelled without payment of any cash consideration therefor, (b) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer or any of its subsidiaries or held in the Issuer’s treasury, and any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Issuer’s share plans, which will be cancelled without payment of any consideration therefor, and (c) Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Issuer who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (2021 Revision) of the Cayman Islands (the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (2021 Revision) of the Cayman Islands.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of Shares (as defined in the Merger Agreement) (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the shareholders meeting of the Issuer or any adjournment or postponement thereof.  The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares other than the Rollover Shares.  If the Merger is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and would be delisted from the Nasdaq Global Select Market.  The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Talent entered into a rollover and support agreement with Parent (the “Talent Rollover Agreement”), dated as of April 30, 2021, pursuant to which, among other things and subject to the terms and conditions set forth therein, Talent has agreed to vote all Talent Rollover Shares in favor of the authorization and approval of the Merger Agreement and the transactions, including the Merger.

The Reporting Persons understand from the Parent that each of the Other Rollover Shareholders has also agreed to roll over all Ordinary Shares he or it beneficially own (together with the Talent Rollover Shares, the “Rollover Shares”) in connection with the Merger in accordance with the terms and conditions of the relevant rollover and support agreement entered into with Parent dated April 30, 2021 (together with the Talent Rollover Agreement, the “Rollover Agreements”).

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Talent Rollover Agreement and the Merger Agreement, copies of which are attached hereto as Exhibits G and H, respectively, and which are incorporated herein by reference in their entirety.

The descriptions of the Merger, the Merger Agreement and the Talent Rollover Agreement set forth in Item 3 above are incorporated by reference in their entirety into this Item 4.

In addition to what is indicated above, the consummation of the Merger could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5.	Interest in Securities of the Issuer

(a) and (b) and (e) of Item 5 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) and (b)

The information set forth in the cover pages of this Statement is hereby incorporated by reference into this Item 5.

Talent directly beneficially owns 6,826,263 shares of Class A Ordinary Shares.  The shares that Talent directly beneficially owns represent 14.1% of the Class A Ordinary Shares outstanding.  Talent has sole voting and dispositive power over the Class A Ordinary Shares it directly owns.

Each of Talent Holdings (as sole shareholder of Talent), KKR CGF (as controlling member of Talent Holdings), KKR Associates (as sole general partner of KKR CGF), KKR China Growth (as the sole general partner of KKR Associates), KKR Group Partnership (as the sole shareholder of KKR China Growth), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the Series I preferred stockholder of KKR & Co.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management) may be deemed to beneficially own the securities that are beneficially owned by Talent.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Talent for its directly held shares) that it is the beneficial owner of any Class A Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

As a result of entering into the Rollover Agreements, the Reporting Persons may be deemed to be members of a “group” with the Other Rollover Shareholders pursuant to Section 13(d) of the Exchange Act.  However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders.  The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any of the Other Rollover Shareholders.

Mr. Shaoyun Han beneficially owns 17,294,192 Ordinary Shares, representing (i) 7,206,059 Class B Ordinary Shares held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 3,594,439 restricted ADSs representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited, (vi) 415,000 Class A Ordinary Shares held by Mr. Han, and (vii) 733,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of May 3, 2021 (the information relating to these options held by Mr. Han is based on Amendment No. 7 of the Schedule 13D filed by Mr. Han on May 3, 2021 with the Securities and Exchange Commission).  New Oriental Education & Technology Group Inc. beneficially owns 1,000,000 Class A Ordinary Shares.  Banyan Enterprises A Limited and Banyan Enterprises Limited beneficially own 127,173 Class A Ordinary Shares and 720,644 Class A Ordinary Shares, respectively.

Accordingly, in the aggregate, the Reporting Persons and the Other Rollover Shareholders may be deemed to beneficially own 18,028,925 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs, excluding 733,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of May 3, 2021) and 7,206,059 Class B Ordinary Shares, which represents approximately 45.3% of total outstanding Ordinary Shares as of February 28, 2021 on the Issuer’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Ordinary Shares except as described herein.

 (e)

As described herein, KKR Group Limited, KKR Group Holdings L.P. and KKR Fund Holdings GP Limited ceased to be a beneficial owner of more than five percent of the Class A Ordinary Shares and are no longer reporting persons on this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

The descriptions of the terms of the Merger Agreement and the Rollover Agreements under Items 3 and Item 4 are incorporated herein by reference in their entirety.  Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Talent Rollover Agreement, copies of which are attached hereto as Exhibits G and H.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by replacing them in their entirety with the following:

Exhibit A	Joint Filing Agreement dated May 3, 2021, by and among the Reporting Persons, filed herewith.

Exhibit B	Powers of Attorney, filed herewith.

Exhibit C	Share Purchase Agreement dated June 13, 2015, by and among Talent, the GS Sellers, and Connion, previously filed.

Exhibit D	Share Purchase Agreement dated June 13, 2015, by and among Talent, the IDG Sellers, and Connion, previously filed.

Exhibit E	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Talent, Talent Wise, Moocon and Mr. Han., previously filed.

Exhibit F	Registration Rights Agreement dated July 17, 2015, by and between the Issuer and Talent, previously filed.

Exhibit G	Rollover and Support Agreement dated April 30, 2021 by and between Kidedu Holdings Limited and Talent Fortune Investment Limited, filed herewith.

Exhibit H
Agreement and Plan of Merger, among Kidedu Holdings Limited, Kidarena Merger Sub and the Issuer, dated as of April 30, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer to the Securities and Exchange Commission on May 3, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2021

Talent Fortune Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Director

Talent Fortune Holdings Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Director

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Director

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Director

KKR China Growth Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Director

KKR Group Partnership L.P.
By: KKR Group Holdings Corp., its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Chief Financial Officer

KKR Group Holdings Corp.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Chief Financial Officer

KKR & Co. Inc.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Chief Financial Officer

KKR Management LLP

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Robert H. Lewin, Chief Financial Officer

Henry R. Kravis

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for Henry R. Kravis

George R. Roberts
By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-Fact for George R. Roberts

ANNEX A

DIRECTORS OF KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico and Xavier B. Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane E. Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Xavier B. Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.